BY EDGAR

William Blair & Company, L.L.C.

222 West Adams Street

Chicago, Illinois 60606

Stifel, Nicolaus & Company, Incorporated

One Montgomery Street, Suite 3700

San Francisco, CA 94104

October 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Jennifer López

Re:                             Envestnet, Inc.

Registration Statement on Form S-1

Registration File No. 333-190852

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Envestnet, Inc. (the “Company”) that the effectiveness of the above-named Registration Statement be accelerated to 3:00 p.m. Eastern time on October 10, 2013, or as soon thereafter as practicable.

In addition, the Underwriting Agreement among the Company and the representatives, on behalf of the several underwriters, contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as the underwriters may request for the purposes contemplated by the Act.  As of the time of this filing, there has not yet been made any distribution of the Company’s Preliminary Prospectus dated October 8, 2013.  However, the undersigned are taking steps to see that all brokers or dealers participating in the distribution are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Act.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.
STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

William Blair & Company, L.L.C.

By:	/s/ Mike Pitt
Name: Mike Pitt
Title: Head of Syndicate, Partner

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

[Acceleration Request Letter from the Representatives]